UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 15, 2023

(Date of Report (Date of earliest event reported))

GRAZE, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3705318
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1438 9th St Santa Monica, CA	90401
(Address of principal executive offices)	(ZIP Code)

310-431-1186

(Registrant’s telephone number, including area code)

Common Stock

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7.	Departure of Certain Officers

As of June 15, 2023, Praveen Nooli has resigned from the position of Chief Operating Officer of Graze, Inc. (the “Company”).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By	/s/ James Jordan
James Jordan, Director
Graze, Inc.

Date: June 28, 2023